EXHIBIT 2


Carl S. Goldfisher, M.D.
Chief Financial Officer
Imclone System Inc.
180 Varick St.
New York, NY 10014

December 14, 1999

Dear Dr. Goldfisher:


Pursuant to our discussions regarding Immulogic, we are pleased to send you the following explanation of how Icahn Associates may increase its stake in Immulogic with a view to guaranteeing value for all shareholders while avoiding restrictions on the ability of Immulogic to utilize its nols.

We envision a transaction initiated by an Affiliate of Icahn Associates ("Affiliate") which would result in the Affiliate owning 40-45% of the outstanding stock of Immulogic. The remaining shareholders would receive one contingent value right ("CVR") for each share of Immulogic stock which would guarantee the holder a minimum value of $0.25 per share by entitling the holder to an amount equal to the excess of $0.25 over the trading price of one share of Immulogic stock on June 30, 2001.

The transaction would be structured as follows:

(1) A subsidiary of the Affiliate would merge into Immulogic ("Merger") by offering current shareholders a choice of receiving cash in excess of liquidating value or a combination of Immulogic stock and a CVR. In order to effect the transaction, the application of Immulogic's poison pill and the applicability of Section 203 of the Delaware Corporation Law would have to be waived.

(2) To the extent existing shareholders oversubscribe for either the cash or stock portion of the Merger consideration, they would be scaled back pro rata and allocated a proportional share of stock and CVRs to insure that Icahn Associates and its affiliates would own 40-45% of the stock of Immulogic (8.2-9.3mm shares) after the Merger. A maximum of 5.2-6.2mm shares would be acquired for cash in the Merger.

(3)      Individuals nominated by Icahn Associates would represent a majority of
         the  Board  of  Directors  of  Immulogic  at  the   conclusion  of  the
         transaction.

(4) The shares to be owned by the Affiliate would need to include approximately 1.6mm shares currently held by two large stockholders in order to reduce their holdings to less than 5% of the outstanding stock of Immulogic.





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(5)      Icahn Associates or an affiliate would then lend to Immulogic an amount in the range of $30mm on terms to be worked out with the current Board to permit Immulogic to have the funds with which to seek to acquire businesses and/or assets and become profitable. It is contemplated that the loan would be senior debt of Immulogic which would have to be repaid in no more than 5 years.

(6) As previously discussed, Immulogic stock would be subjected to typical transfer restrictions to prevent limitations on the utilization of Immulogic's nols.

We believe the transaction outlined above would enable Icahn Associates to realize significant value for all shareholders by guaranteeing all shareholders a minimum value of $0.25 per share. We would be pleased to discuss this proposal further with you sometime this week.

Best regards,


Russell Glass








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